Exhibit 99.7

ZenaTech Signs Agreements to Acquire Two Florida Companies, Expanding Drone as a Service Footprint into Aviation, Defense, and Power Washing

Vancouver, British Columbia, (August 21, 2025) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a business technology solution provider specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), Enterprise SaaS, and Quantum Computing solutions, announces it has signed offers to acquire two Florida-based companies expected to expand its US DaaS services footprint into drone-based power washing and new aviation, defense, government, and commercial customers. The acquisitions will unlock significant revenue potential as well as diversification across the Southeast region and nationally.

One proposed acquisition is a Florida-based power wash services company with operations across multiple counties, marking ZenaTech’s first US entry into the power washing sector. This acquisition will provide ZenaTech with a platform to scale drone-enabled power wash services rapidly to new markets, including airplane maintenance, aviation facilities, and defense infrastructure. Power washing in aviation uses high-pressure water and drone-assisted cleaning systems to remove dirt, debris, and contaminants from aircraft exteriors and infrastructure, and cleans and sanitizes interiors. The sector is poised to grow due to increasing fleet sizes, stricter safety and efficiency standards, and the rising adoption of automated, eco-friendly maintenance technologies.

An additional proposed acquisition is a land surveying firm with over 30 years of history serving Florida-based developers and homebuilders. With a long-standing client base and trusted reputation, the Company believes this partnership will enhance its Southeast region DaaS presence and create a strong platform to expand drone services across additional construction and real estate customers, further consolidating the company’s regional footprint.

“When finalized, these acquisitions will provide diversification and future revenue streams for Drone as a Service across our Southeast and national networks,” said Shaun Passley, Ph.D., ZenaTech CEO. “Expanding our reach to aviation and defense is strategic as we believe the future of aviation maintenance is autonomous. By replacing ladders, scaffolding, and chemical-heavy processes with smart cleaning drones, for both interior and exteriors of planes, we hope to help airlines and defense operators set a new standard for safety, sustainability, and efficiency.”

ZenaTech has closed eight US acquisitions toward its goal of establishing 25 Drone as a Service locations across the US by mid-2026. The company’s DaaS model is designed to provide flexible, on-demand access to drone services for surveying, inspections, maintenance, power washing, precision agriculture and more, eliminating the need to have to invest in drone hardware and software, worry about maintenance, regulatory compliance, or finding pilots.

The company’s strategy is aimed at acquiring established land survey engineering firms, and other old-tech or manual service businesses that are ripe for drone innovation, to advance its national vision for a scalable, tech-enabled multiservice drone business anchored by existing customers, recurring revenue, and new growth opportunities.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its US DaaS business model and network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land surveys and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.